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                                 January 7, 2021

       Allen Wolff
       Chief Executive Officer
       NTN Buzztime, Inc.
       6965 El Camino Real, Suite 105-Box 517
       Carlsbad, CA 92009

                                                        Re: NTN Buzztime, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed December 22,
2020
                                                            File No. 333-249249

       Dear Mr. Wolff:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       IRX-2 Technology, page 171

   1. Please also revise your disclosure to clearly explain the difference between the clinical trials described in the
first bullet point and in the third bullet point. If the data discussed in the third bullet point
comes from your ongoing INSPIRE Phase 2b clinical trial, please revise to present a
detailed summary of this data in the prospectus. In your revisions, please include how
"significant increases" in T-cell infiltration and "significant immune responses" in three
quarters of patients were quantified and measured.
       The INSPIRE Study, page 173

   2. We note your response to prior comment 5 and re-issue. Your current disclosure states
 Allen Wolff
NTN Buzztime, Inc.
January 7, 2021
Page 2
      that pronounced lymphocytic infiltration was "seen in some tumors." Please revise your disclosure to state how many patients experienced pronounced lymphocytic infiltration following the dosing of IRX-2. Alternatively, please tell us where this disclosure appears.
License and Royalty Agreements, page 176

3. We note your response to prior comment 9 and your updated disclosure and re-issue in part. Please update your description of the USF License Agreement and the other license and royalty agreements to discuss the expiration date and termination provisions in each agreement.
4. Please update your discussion of the Novellus option agreements to disclose:

             Whether Brooklyn will have any development obligations with respect to the licensed technology if it exercises the license option;
             The royalty rate, or a range no greater than 10 percentage points per tier, if Brooklyn exercises the license option;
             The aggregate amount of milestones payable if Brooklyn exercises the license option;
           and
             (i) the expiration date of the license and (ii) a discussion of the license termination provisions, in each case, if Brooklyn exercises the license option. Management Prior to and Following the Merger and Asset Sale
Executive Officers and Directors of the Combined Company Following the Merger, page 221

5. We note your disclosure that Dr. Stergiopoulos is currently and will continue to be the
      President and Chief Executive Officer of A2A Pharmaceuticals. Please revise your disclosure to clarify how much time, including the number of hours per week, that Dr.
      Stergiopoulos will devote to his duties with Brooklyn. To the extent that Dr. Stergiopoulos is expected to devote less than 100% of his time to Brooklyn, please disclose this fact in the Summary. Please also revise the disclosure on page 232 to describe the consulting services that Dr. Stergiopoulos will provide and file the agreement as an exhibit to the registration statement.
       You may contact Li Xiao at 202-551-4391 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameAllen Wolff
                                                            Division of
Corporation Finance
Comapany NameNTN Buzztime, Inc.
                                                            Office of Life
Sciences
January 7, 2021 Page 2
cc:       Edwin Astudillo
FirstName LastName